CONSENT of AUTHOR

TO:        British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Quebec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities (Newfoundland & Labrador) U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is to the Technical Report titled “Amended National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolanitos Project, Guanajuato State, Mexico” effective December 31, 2016, dated March 3, 2017 and amended March 27, 2018 (the “Technical Report”) prepared for Endeavour Silver Corp. (the “Company”).

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in the Company’s Annual Information Form dated as of February 25, 2021, the Company’s Short Form Base Shelf Prospectus dated April 27, 2020 and the Prospectus Supplement dated October 1, 2020 thereto, the Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2020 and the Registration Statement on Form F-10 (File No. 333-237625) of the Company (collectively, the “Disclosure Documents”).

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii) the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated the 25th day of February, 2021

“signature” {signed and sealed}

____________________

Zachary J. Black, SME-RM

CONSENT of AUTHOR

TO:        British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Quebec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities (Newfoundland & Labrador) U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is to the Technical Report titled “Amended National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” effective December 31, 2016, dated March 3, 2017 and amended March 27, 2018 (the “Technical Report”) prepared for Endeavour Silver Corp. (the “Company”).

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in the Company’s Annual Information Form dated as of February 25, 2021, the Company’s Short Form Base Shelf Prospectus dated April 27, 2020 and the Prospectus Supplement dated October 1, 2020 thereto, the Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2020 and the Registration Statement on Form F-10 (File No. 333-237625) of the Company (collectively, the “Disclosure Documents”).

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii) the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated the 25th day of February, 2021

“signature” {signed and sealed}

____________________

Zachary J. Black, SME-RM